UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

TEARLAB CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-50789	59-3434771
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

9980 Huennekens St., Ste 100 San Diego, California 92121 (Address of principal executive offices)
Elias Vamvakas Chief Executive Officer (858) 455-6006 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

TearLab Corporation (“TearLab”) develops, manufactures, and markets a proprietary tear testing platform, the TearLab® Osmolarity System that enables eye care practitioners to test for highly sensitive and specific biomarkers using nanoliters of tear film at the point-of-care.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) requires TearLab to perform certain procedures and disclose information about the use and origin of “conflict minerals” if these minerals are deemed to be necessary to the functionality or production of a product manufactured or contracted to be manufactured by TearLab. The minerals covered by these rules include tin, tantalum, tungsten and gold.

The minerals listed as conflict minerals are necessary to the functionality or production of certain of TearLab’s products. Components and subassemblies that are made in part using those minerals listed as conflict minerals are sourced from a global supply base that includes distributors, value-added resellers, original equipment manufacturers, original design manufacturers and contract manufacturers.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Act, TearLab has performed a “reasonable country of origin inquiry” on minerals that were in TearLab’s supply chain after January 1, 2014 to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or come from recycled or scrap sources. TearLab has concluded in, good faith, that during 2014:

a)     it has manufactured and contracted to manufacture products to which some of the minerals listed as conflict minerals are necessary to the functionality or production of such products; and

b)     based on a “reasonable country of origin inquiry,” TearLab was able to conclude that some of its products are DRC conflict free while others are not able to conclude whether or not its products qualify as DRC conflict free (as defined in Form SD).

TearLab performed its due diligence procedures from January 1, 2014 through March 31, 2015 to determine the origin of the conflict minerals used in the production of its product offerings across all product lines. TearLab’s due diligence procedures included building conflict minerals awareness across the company’s supply base and by surveying all direct material suppliers that were known to or may have provided products to TearLab containing metal and/or conflict minerals.

Based on the representations made by its suppliers, TearLab is unable to conclude, for some of its products, whether or not the origin of the conflict minerals used in its products during calendar year 2014 were from the Covered Countries.

In accord with Rule 13p-l under the Securities Exchange Act of 1934, TearLab has filed this Form SD and the associated Conflict Minerals Report. Both reports are posted (and publicly available) on TearLab’s website: www.TearLab.com (http://www.tearlab.com/investor/sec.htm).

Item 1.02 Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TEARLAB CORPORATION

Dated: May 29, 2015	By:	/s/ William G. Dumencu
William G. Dumencu
Chief Financial Officer